SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 4)

Boston Restaurant Associates, Inc.

(Name of the Issuer)

Boston Restaurant Associates, Inc.

Anthony Buccieri

John P. Polcari, Jr.

Dolphin Direct Equity Partners, L.P.

Dolphin Advisors, LLC

Dolphin Management Inc.

Dolphin Offshore Partners, L.P.

Braidol Acquisition Corp.

Peter E. Salas

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

926295

(CUSIP Number of Class of Securities)

Boston Restaurant Associates, Inc.	Braidol Acquisition Corp.
6 Kimball Lane Lynnfield, MA 01940	c/o Dolphin Asset Management Corp. 129 East 17th Street
(339) 219-0466 (781) 231-7575	New York, NY 10003

Anthony Buccieri	Peter E. Salas
Chief Operating Officer	c/o Dolphin Asset Management Corp.
Boston Restaurant Associates, Inc. 6 Kimball Lane Lynnfield, MA 01940	129 East 17th Street New York, NY 10003
(339) 219-0466 (781) 231-7575

John P. Polcari, Jr.	Gary J. Simon, Esq.
Boston Restaurant Associates, Inc. 6 Kimball Lane Lynnfield, MA 01940	Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004
(339) 219-0466 (781) 231-7575

Samuel P. Williams, Esq.	Dolphin Advisors, LLC
Brown Rudnick Berlack Israels LLP One Financial Center Boston, MA 02111	c/o Dolphin Asset Management Corp. 129 East 17th Street New York, NY 10003
(617) 856-8200

Dolphin Direct Equity Partners, L.P.	Dolphin Management Inc.
c/o Dolphin Asset Management Corp.	c/o Dolphin Asset Management Corp.
129 East 17th Street New York, NY 10003 Attn: Carlos Salas	129 East 17th Street New York, NY 10003

Dolphin Offshore Partners, L.P. c/o Dolphin Asset Management Corp.
129 East 17th Street New York, NY 10003

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.               ☒  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.              ☐  The filing of a registration statement under the Securities Act of 1933.

c.               ☐  A tender offer.

d.              ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fees

Transaction Valuation*	Amount of Filing Fee**
$5,523,466.31	$591.01

*                    For purposes of calculating the filing fee only.  Estimated transaction valuation is the sum of (i) 5,317,947 shares of common stock, par value $0.01 per share, of Boston Restaurant Associates, Inc. multiplied by $0.70 per share, and (ii) 1,147,056 shares of preferred stock of Boston Restaurant Associates, Inc. multiplied by $1.55 per share, and adding to that product accrued but unpaid dividends at a rate of $0.068 per annum per share of preferred stock, without interest, estimated to be $22,967 in the aggregate.  The number of shares of common stock and preferred stock, par value $0.01 per share, used in the calculation are equal to the total number of outstanding shares of common stock or preferred stock, as applicable, of Boston Restaurant Associates, Inc. entitled to receive the merger consideration. The merger consideration is the amount to be paid to common stockholders and preferred stockholders in the merger.

**             The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11, Section 14(g)(1)(A) of the Exchange Act and Fee Advisory #5 for Fiscal Year 2006 equals the transaction valuation multiplied by 0.000107.

☒             Check the box if any part of the fee is offset as provided by Section 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$591.01

Form or Registration No.:	13E-3

Filing Party:	Boston Restaurants Associates, Inc., Anthony Buccieri, John P. Polcari, Jr., Dolphin Direct Equity Partners, L.P., Braidol Acquisition Corp., and Peter E. Salas

Date Filed:	September 12, 2006

This Amendment No. 4 is being filed by the filing persons listed on the cover page hereof and is the final amendment to the Schedule 13E-3 Transaction Statement (the “Initial Schedule 13E-3”) initially filed with the Securities and Exchange Commission on September 12, 2006 by: (i) Boston Restaurant Associates, Inc., a Delaware corporation (“BRA”), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (ii) Anthony Buccieri and John P. Polcari, Jr., each executive officers and/or members of the board of directors of BRA; (iii) Dolphin Direct Equity Partners, L.P. (“Parent”); (iv) Dolphin Advisors, LLC; (v) Dolphin Management Inc; (vi) Dolphin Offshore Partners, L.P; (vii) Braidol Acquisition Corp. (“Merger Sub”) and (viii) Mr. Peter E. Salas (collectively, the “Filing Persons”).

The Agreement and Plan of Merger dated as of March 17, 2006, among Parent, Newco and BRA as amended to date (the “Merger Agreement”), provided for Merger Sub to be merged (the “Merger”) with and into BRA with BRA being the surviving corporation, and each stockholder (other than (i) stockholders who exercise and perfect appraisal rights under Delaware law, (ii) Parent, and (iii) Anthony Buccieri and John P. Polcari, Jr. to be entitled to receive in cash (a) $.70 per share of common stock, without interest, (b) $1.55 plus accrued but unpaid dividends at a rate of $0.068 per annum per share of Series A preferred stock, without interest, and (c) $.70 plus accrued but unpaid dividends at a rate of $0.056 per share of Series B preferred stock, without interest, all in accordance with and subject to the terms and conditions contained in the Merger Agreement.

The purpose of this Amendment No. 4 is to report that, on December 22, 2006 (the “Effective Time”), the Merger was completed.  As a result of the Merger, the separate corporate existence of Merger Sub ceased and BRA remained as the surviving corporation (“Surviving Corporation”).

At the Effective Time, the certificate of incorporation and bylaws of Merger Sub became the certificate of incorporation and bylaws, respectively, of the Surviving Corporation.  Also at the Effective Time, BRA’s transfer agent closed the books of BRA.  In addition, on December 27, 2006, BRA filed a Form 15 with the Securities and Exchange Commission terminating the registration of the BRA Common Stock and suspending BRA’s duty to file reports under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2006

BOSTON RESTAURANT ASSOCIATES, INC.

By:	/s/ George R. Chapdelaine
George R. Chapdelaine
Chief Executive Officer

/s/ Anthony Buccieri
Anthony Buccieri

/s/ John P. Polcari, Jr.
John P. Polcari, Jr.

DOLPHIN DIRECT EQUITY PARTNERS, L.P.

By:	Dolphin Advisors, LLC

Its managing general partner

By:	Dolphin Management Inc.

Its managing member

By:	/s/ Peter E. Salas
Peter E. Salas
President

DOLPHIN MANAGEMENT INC.

By:	/s/ Peter E. Salas
Peter E. Salas
President

DOLPHIN OFFSHORE PARTNERS, L.P.

By:	Dolphin Advisors, LLC

Its managing general partner

By:	/s/ Peter E. Salas
Peter E. Salas
President

BRAIDOL ACQUISITION CORP.

By:	/s/ Carlos P. Salas
Carlos P. Salas
President

/s/ Peter E. Salas
Peter E. Salas